[ARTICLE] 5
[MULTIPLIER]   1,000

Exhibit 12.1
         STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                       (In thousands, except for ratios)

                                                                                                         --------------
                                                                  Fiscal Year                            Quarter ending
                                        ------------ ------------ ------------ ------------ ------------   June. 27
                                            1994         1995         1996         1997         1998         1998
                                        ------------ ------------ ------------ ------------ ------------ --------------

Income (loss) before income taxes           $55,964      $89,638     ($41,723)    ($51,619)     $58,278        $506

Fixed charges (1)                             4,075        5,514        8,504       23,528       30,692       6,865

                                        ------------ ------------ ------------ ------------ ------------ --------------
   Total earnings and fixed charges          60,039       95,152      (33,219)     (28,091)      88,970       7,371

Fixed charges (1)                             4,075        5,514        8,504       23,528       30,692       6,865

Ratio of earnings to fixed charges (2)         14.7x        17.3x         N/A          N/A         2.9x        1.1x
                                        ============ ============ ============ ============ ============ ==============


ADJUSTED FOR MiCRUS AND CIRENT FIXED CHARGES:

Fixed charges (3)                                          7,284       17,401       38,961       57,546      14,399

Ratio of earnings to fixed charges (4)                     13.1x          N/A          N/A         1.5x         N/A
                                                     ============ ============ ============ ============ ==============



____________________

(1) Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the company to be representative of the interest factor.

(2) Earnings were inadequate to cover fixed charges for fiscal 1996 and 1997 by approximately $41.7 millions and $51.6 million, respectively.

(3) Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the company to be representative of the interest factor and interest on capitalized leases and the interest factor associated with operating leases of the Company's MiCRUS and Cirent joint ventures.

(4) Earnings would have been inadequate to cover fixed charges for fiscal 1996, 1997 and for the first quarter ended June 27, 1998 by approximately $50.6 million, $67.1 million, and $7.0 million, respectively.